Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

May 19, 2014

Inland Real Estate INCOME Trust, Inc.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission a registration statement on Form S-11 (File No. 333-176775) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”).  Before you invest, you should read the Prospectus in the Registration Statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling toll-free (800) 826-8228.

On May 15, 2014, bisnow.com, an online commercial real estate publication, published two versions of an article, the full text of which are reproduced below, after asking for and obtaining an interview with Mitchell Sabshon, our chief executive officer, a director of our business manager and the chief executive officer, president and a director of our sponsor.

The articles were not prepared by the Company or any of its affiliates. Bisnow on Business, Inc., the publisher of the articles, routinely publishes articles on commercial real estate business news. Bisnow on Business, Inc. is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to the Bisnow on Business, Inc. in connection with the articles below or any other matter published by Bisnow on Business, Inc. concerning the Company or any of its affiliates.  Statements in the articles that are not attributed directly to Mr. Sabshon represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

Full Text of bisnow.com Articles

Inland’s New CEO

Meet Mitchell Sabshon, who took the helm of Inland Real Estate Investment Corp last August. He's bullish on the economic recovery, loves Chicago's cultural scene (since relocating from Scottsdale), and possesses a competitive spirit well suited for real estate operations and endurance sports. (Just a guess, but he could probably also beat you in a staring contest.)

Immediately prior to joining IREIC, Mitchell served as COO at competitor Cole Real Estate Investments in Arizona (prior to that, 10 years at Goldman Sachs in NYC). Like many in the commercial real estate business, he's a reformed lawyer. He got his start in corporate law at Skadden Arps in NYC. Call it right place right time, but he found himself a witness and participant in the birth of the mortgage securitization business (the innovative marriage of real estate lending and the public bond markets) when the firm asked for volunteers to helm the burgeoning sector. Lehman Bros was one of Mitchell's clients, and after six years in law he took his talents to the leading investment bank's global capital markets and real estate practice. (Lebron's “Decision” pales in comparison.)

In his favorite Lehman deal, Mitchell was asked to help refi the global HQ of the Canadian Broadcasting Corp, an iconic Toronto building (above) with a high-LTV, short-term loan from the Canadian government coming due. Thanks to a bold question, Mitchell created the first commercial mortgage-backed security ever sold in Canada. He asked if the CBC was backed by the government (like Fannie or Freddie), and instead of taking "no" for an answer he sought out a knowledgeable Canadian attorney who helped prove that Canada would in fact back up the company if it defaulted on its loan obligations. (Nobody ever asked.) With that, Mitchell made history and pulled off a AAA mortgage-backed securitization that ended up 4X oversubscribed. (Ask and you shall make history.)

As a manager, Mitchell says it's most important to “provide resources, clear away obstacles, and allow good people the opportunity to perform at their best.” Being smart about how you buy real estate is key, but real value for investors is created by blocking and tackling, he says. (The unsung heroes of the NFL.) A landlord must operate real estate intelligently to increase revenues and reduce expenses, while keeping tenants happy through property management, asset management, and leasing. Mitch's employees that report to him are his best teachers in that regard, while he has admired BlackRock's Larry Fink (above) from afar for his vision and energy to execute on an investor-centric, globally respected plan, he tells us.

In today's improving market (consumer confidence and spending up, unemployment down), the IREIC CEO advocates a shift from a more defensive investment strategy (protecting downside risk) to an offensive one to participate in the growth of the economy. For real estate, that means properties with shorter lease terms (ex. multi-tenant office, retail, multifamily) that offer more chances to increase rents and boost returns. He calls this a “harmonizing theme” as IREIC designs its investment products, like Inland Real Estate Income Trust (IREIT), which is focused on acquiring primarily core multi-tenant retail assets.

Mitchell has been a passionate triathlete since his early 50s, and now competes to raise money for The Leukemia & Lymphoma Society to honor a friend that passed away. (The next race is in September.) Each year more and more people that have never done triathlons join him in raising money and training for the endurance event, and at this point he's helped almost 100 people do their first triathlon (even teaching one grown man to ride a bike) while raising over $750k as a group for the cause.

CHICAGO: Why Inland's

CEO Loves Short Leases

Meet Mitchell Sabshon, who took the helm of Inland Real Estate Investment Corp last August. With consumer confidence and spending up, and unemployment down, he advocates a shift from a more defensive investment strategy (protecting downside risk) to an offensive one to participate in the growth of the economy. For real estate, that means properties with shorter lease terms (ex. multi-tenant office, retail, multifamily) that offer more chances to increase rents and boost returns. He calls this a “harmonizing theme” as IREIC designs its investment products, like Inland Real Estate Income Trust (IREIT), which is focused on acquiring primarily core, multi-tenant retail assets.

Being smart about how you buy real estate is key, but real value for investors is created by blocking and tackling, he says. (As if the photo wasn't enough to let you know he was a sportsman.) A landlord must operate real estate intelligently to increase revenues and reduce expenses, while keeping tenants happy through property management, asset management, and leasing. Mitchell has been a passionate triathlete since his early 50s, and now competes to raise money for The Leukemia & Lymphoma Society to honor a friend that passed away. He's helped almost 100 people do their first triathlon (even teaching one grown man to ride a bike) while raising over $750k as a group for the cause.